Exhibit 99.1

ChowChow Cloud International Holdings Limited Announces 1-for-10 Reverse Share Split and Redesignation of Ordinary Shares Effective October 23, 2026

Singapore, October 13, 2026 /PRNewswire/ — ChowChow Cloud International Holdings Limited (“Chowchow” or the “Company”) (NYSE American: CHOW), a technology company providing one-stop cloud solutions in Hong Kong, today announced that it will effect a reverse share split of its ordinary shares, par value US$0.0001 each (the “Ordinary Shares”), on a one-for-ten basis (the “Reverse Share Split”), followed immediately by the redesignation of its authorized and issued Ordinary Shares as Class A ordinary shares, each carrying one (1) vote per share (the “Class A Ordinary Shares”), and Class B ordinary shares, each carrying ten (10) votes per share (the “Class B Ordinary Shares”) (the “Redesignation”). The Company’s Class A Ordinary Shares will begin trading on the NYSE American (“NYSE American”) on a post-split basis on October 26, 2026 under the symbol “CHOW” under a new CUSIP number – G2124J116.

As a result of the Reverse Share Split, every ten (10) issued and outstanding Ordinary Shares will be combined into one (1) Ordinary Share, automatically and without any action by shareholders. The Reverse Share Split will result in a proportional increase in par value from US$0.0001 per share to US$0.001 per share.

Immediately following the Reverse Share Split, pursuant to the Redesignation, (i) 2,445,625 issued Ordinary Shares held by Rainbow Sun Enterprises Limited will be redesignated as 2,445,625 Class B Ordinary Shares, (ii) 1,103,375 issued Ordinary Shares held by the Company’s other shareholders will be redesignated as 1,103,375 Class A Ordinary Shares, (iii) 43,896,625 authorized but unissued Ordinary Shares will be redesignated as 43,896,625 Class A Ordinary Shares and (iv) 2,554,375 authorized but unissued Ordinary Shares will be redesignated as 2,554,375 Class B Ordinary Shares.

Following the Reverse Share Split and the Redesignation, the Company will increase its authorized share capital to US$100,000,000,000, divided into 90,000,000,000,000 Class A Ordinary Shares and 10,000,000,000,000 Class B Ordinary Shares, in each case with a par value of US$0.001 per share.

Immediately following the Reverse Share Split and the Redesignation, the Company expects to have 1,103,375 Class A Ordinary Shares and 2,445,625 Class B Ordinary Shares issued and outstanding, subject to any adjustments resulting from the treatment of fractional share entitlements. The Reverse Share Split is intended to increase the market price per share of the Company’s Class A Ordinary Shares to allow the Company to maintain its listing on NYSE American.

No fractional shares will be issued as a result of the Reverse Share Split. Each beneficial owner of the Company’s ordinary shares who would be entitled to a fractional share as a result of the Reverse Share Split shall have their entitlement rounded up to the nearest whole share.

The Reverse Share Split, the Redesignation and the increase in the Company’s authorized share capital were approved by the Company’s shareholders at the extraordinary general meeting held on September 14, 2026 (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, the Company’s shareholders also approved the adoption of the Company’s second amended and restated memorandum and articles of association to reflect the foregoing corporate actions and certain other amendments. The Reverse Share Split, and the Redesignation will become effective on October 26, 2026.

VStock Transfer, LLC (“VStock”), the Company’s transfer agent, will act as the exchange agent for the Reverse Share Split and the Redesignation. Ordinary Shares held in book-entry form or through a bank, broker or other nominee will be adjusted automatically to give effect to the Reverse Share Split and the Redesignation, and no action is required by those shareholders.

About ChowChow Cloud International Holdings Limited

ChowChow Cloud is a pioneer in providing one-stop cloud solutions that support companies across the IT industry value chain throughout their entire cloud transformation journey from consulting, deployment and migration to cloud environment building and management. ChowChow Cloud was founded in December 2014 by a group of passionate and experienced professionals, who envisioned the potential of cloud technology to transform the way businesses of various sizes operate. Recognizing the growing need for digitization and the benefits that cloud technology could bring to businesses, ChowChow Cloud’s founders set out to create a company that would bridge the gap between cloud services providers and companies who seek to move to the cloud.

Forward-Looking Statements

This release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinion, belief or forecasts of future events and performance. A statement identified by the use of forward-looking words including “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and certain of the other foregoing statements may be deemed forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including market and other conditions. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the SEC. Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov. The Company undertakes no obligation to update any such forward-looking statements after the date hereof to conform to actual results or changes in expectations, except as required by law.

Contacts:

For Investor Relations:

Investor Relations Team

ChowChow Cloud International Holdings Limited

Email: ir@chochowcloud.com